[H & H Letterhead]

November 28, 2006

Via EDGAR & Facsimile

Mr. Karl Hiller

Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:                          SEC Comment Letter dated November 3, 2006 related to  Response Letter dated October 6, 2006 in respect of:

Storm Cat Energy Corporation

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 16, 2006

File No. 001-32628

Dear Mr. Hiller:

In response to the above-referenced letter, we offer the following responses in the order that they appeared in your letter.  For ease of reference, we have reproduced your comment followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.                                       We have considered your responses to the prior comments in our letter dated September 14, 2006.  In view of the nature and extent of the revisions contemplated in your responses, we do not believe that deferring those revisions until such time as you file future documents is appropriate.  Accordingly, we believe that an amendment to your most recent 20-F is necessary.  The amended document should include all revisions which your response letter indicates would be made in future filings.  Please note that we do not believe that the future filings of a Form 8-K or Form 10-Q represents an appropriate method of addressing the revisions contemplated in your responses.

Response:  We have amended the original Form 20-F filing to include all the revisions we indicated in our October 6, 2006 letter would be made in future filings.  We are including our proposed Form 20-F/A for your review and would appreciate your approval of our proposed changes prior to filing the Form 20-F/A on EDGAR.

Financial Statements

Oil and Gas Producing Activity, page 90

2.                                       We have read your response to comment 11 of our letter dated September 14, 2006.  Please tell us if you have the appropriate Canadian exemption from NI 51-101 to file under US filing requirements.

Response:  We have applied for an exemption with the appropriate Canadian securities regulatory authorities and are awaiting their decision.  As we have pointed out in the “Note Regarding Reserves Data and Other Oil and Gas Information” that we added to the Form 20-F/A, Storm Cat filed in Canada at the time of its original Form 20-F filing, and will continue to file in Canada until such time as its exemption is approved by Canadian securities regulatory authorities, a separate NI 51-101 report.  Our Canadian counsel has indicated that this is a completely acceptable way to satisfy our disclosure requirements in Canada.  We intend to continue to follow SEC guidelines for reporting reserves in our future SEC filings.  Please note that for the benefit of our shareholders, both US and Canadian, we also included a description of the primary differences between the U.S. reserve reporting requirements and the NI 51-101 requirements.

3.                                       We have read your response to comment 11 of our letter dated September 14, 2006.  We believe that the filing needs to be amended to remove the dollar signs from the table on reserve quantity changes.  Also, the table appears under the heading for the Standardized Measure of Discounted Future Net Cash Flows.  We believe this is confusing and should be corrected in an amended filing.

Response:  We have removed the dollars signs in the reserve quantities table in the Form 20-F/A and we have moved the reserve quantities table before the Standardized Measure of Discounted Future Net Cash Flows information and table.

Please do not hesitate to contact me at (303) 454-2471 or by facsimile at (303) 899-7333, if you have any further questions.

Sincerely,

/s/ Richard J. Mattera

Richard J. Mattera

cc:           James Murphy, Division of Corporate Finance